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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                        UNDER THE SECURITIES ACT OF 1934




                              SUNRISE MEDICAL, INC.
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                                (NAME OF ISSUER)



  COMMON STOCK, $.01 PAR VALUE                          867910101
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 (TITLE OF CLASS OF SECURITIES)                      (CUSIP NUMBER)




Check the following box if a fee is being paid with the statement [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        (Continued on following page(s))
                               (Page 1 of 6 Pages)


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
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CUSIP No.        867910101           13G                       Page 2 of 6
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 1        NAME OF REPORTING PERSON:                      ENTRUST CAPITAL INC.

          S.S. OR I.R.S. IDENTIFICATION NO. OF                    13-3933026
          ABOVE PERSON:
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [_]
                                                                         (B) [_]
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 3        SEC USE ONLY

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 4        CITIZENSHIP OR PLACE OF                              DELAWARE
          ORGANIZATION:

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  NUMBER OF         5     SOLE VOTING POWER:                              0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY        6     SHARED VOTING POWER:                      835,223
  OWNED BY
                  --------------------------------------------------------------
    EACH            7     SOLE DISPOSITIVE POWER:                         0
  REPORTING
                  --------------------------------------------------------------
 PERSON WITH        8     SHARED DISPOSITIVE POWER:               1,393,879

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 9       AGGREGATE AMOUNT BENEFICIALLY                            1,393,879
         OWNED BY REPORTING PERSON:

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 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
         CERTAIN SHARES:

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 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):            7.22%

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 12      TYPE OF REPORTING PERSON:                            IA

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

Item 1

        (a)     Name of Issuer

                Sunrise Medical, Inc.

        (b)     Address of Issuer's Principal Executive Offices

                2382 Faraday Ave., Suite 200
                Carlsbad, CA 92008


Item 2

        (a)     Name of Person Filing

                See Item 1 of the Cover Page attached hereto

        (b)     Address of Principal Business Office or, if none, Residence

                650 Madison Avenue
                New York, New York  10022

        (c)     Citizenship

                See Item 4 of the Cover Page attached hereto

        (d)     Title of Class of Securities

                Common Stock, par value $.01 per share

        (e)     CUSIP Number

                867910101

Item 3

        (e)     EnTrust Capital Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4

        (a)     Amount Beneficially Owned

                See Item 9 of the Cover Page attached hereto

        (b)     Percent of Class

                See Item 11 of the Cover Page attached hereto

        (c)     Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote

                         See Item 5 of the Cover Page attached hereto

                   (ii)  shared power to vote or to direct the vote

                         See Item 6 of the Cover Page attached hereto

                  (iii)  sole power to dispose or to direct the disposition of

                         See Item 7 of the Cover Page attached hereto

                   (iv)  shared power to dispose or to direct the disposition of

                         See Item 8 of the Cover Page attached hereto

Item 5

                Ownership of Five Percent or Less of a Class

                Not applicable

Item 6

                Ownership of More than Five Percent on Behalf of Another Person

                Not applicable

Item 7

                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not applicable

Item 8

                Identification and Classification of Members of the Group

                Not applicable

Item 9

                Notice of Dissolution of Group

                Not applicable

Item 10

                Certification

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE



                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 1998

                                                       EnTrust Capital Inc.


                                                       /s/ Gregg S. Hymowitz
                                                       -------------------------
                                                       Name: Gregg S. Hymowitz
                                                       Title: Secretary







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